300 North LaSalle Street
Chicago, Illinois 60654

Jeffrey S. O’Connor 312-862-2026 joconnor@kirkland.com	312 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 21, 2015

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: M. Hughes Bates Kayla Florio

Re:	World Omni Auto Receivables LLC Amendment No. 1 to Registration Statement on Form S-3 Filed January 9, 2015 File No. 333-200857

Ladies and Gentlemen:

On behalf of World Omni Auto Receivables LLC (the “Depositor”), and in response to the letter (the “Comment Letter”) dated January 21, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission to Daniel M. Chait, the Depositor’s President and Director, we submit Amendment No. 2 to the above-referenced Registration Statement on Form S-3 and the Depositor’s responses to the Comment Letter.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Registration Statement on Form S-3

Opinion of Kirkland & Ellis LLP with respect to legality, Exhibit 5.1

1.	Please amend the legality opinion to state that the Notes will be legally binding obligations of the Trust. See Staff Legal Bulletin No. 19 and Item 601(b)(5) of Regulation S-K.

Beijing Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

January 21, 2015

Response: The legality opinion has been amended to state the Notes will be binding obligations of the Trust. Please see page 2 in Exhibit 5.1.

Prospectus Supplement

Material Federal Income Tax Consequences, page S-49
Opinion of Kirkland & Ellis LLP with respect to federal income tax matters, Exhibit 8.1

2.	We note the statement on page S-49 that the tax opinion sets forth “a summary of certain material United States federal income tax considerations…” Please revise the tax opinion to remove the word “certain”. See Staff Legal Bulletin No. 19.

Response: We have revised the above-referenced sentence in the form of prospectus supplement to delete the word “certain.” Please see page S-49 of the form of prospectus supplement.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2597.

Sincerely,

/s/ Jeffrey S. O’Connor

Jeffrey S. O’Connor

cc:	Daniel M. Chait, World Omni Auto Receivables LLC

Eric M. Gebhard, World Omni Auto Receivables LLC

Peter J. Sheptak, Esq., World Omni Auto Receivables LLC